EXHIBIT 99.5

MOGO INC.

CERTIFICATE OF OFFICER

TO:	TO: THE CANADIAN SECURITIES REGULATORY AUTHORITIES

RE:	RE: ABRIDGEMENT OF TIME PRESCRIBED BY SUBSECTIONS 2.2(1) and 2.5(1) IN ACCORDANCE WITH SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

The undersigned, Alice Davidson, duly appointed Vice President & General Counsel of Mogo Inc. (the "Corporation"), hereby certifies for and on behalf of the Corporation and not in her personal capacity, intending that the same may be relied upon by you without further enquiry, that the Corporation is relying on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Instrument") pertaining to the abridgement of time prescribed by Subsections 2.2(1) and 2.5(1) of the Instrument and that the requirements set forth in Section 2.20 have been complied with. Specifically:

(a)	the Corporation has arranged to have proxy-related materials for the extraordinary meeting of convertible debentureholders of the Corporation to be held May 22, 2020 sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of the Instrument;

(b)	the Corporation has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon Section 2.20 of the Instrument.

DATED this 27th day of April, 2020.

By:
Alice Davidson Vice President & General Counsel